POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

The following information, prepared as at 27 April 2009, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 31 January 2009 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and New York Stock Exchange Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals (palladium, platinum and gold).

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals.

PolyMet has transitioned into detailed engineering in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment. As a result of continuing economic and financial market instability which started in mid 2008, there is some uncertainty about commodity prices, which could have an effect on both capital and operating costs as well as revenues, and delivery times for long lead-time equipment have shortened. In light of these developments, the Company has scaled back detailed engineering and design work that is not needed for permitting and has deferred placing orders for equipment.

Environment and Schedule

In January 2007, the Company submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies. Independent environmental contractors (“the EIS Contractor”) retained by the Minnesota Department of Natural Resources (“MDNR”) are preparing the Environmental Impact Statement (“EIS”) for the Project.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project, comprising 19 chapters and major subchapters. On December 22, 2008, the MDNR provided a preliminary version of the draft EIS to PolyMet and various government agencies. These groups completed their reviews and submitted extensive comments to the MDNR.

The MDNR is working with the EIS contractor to incorporate comments and analysis to ensure that the draft EIS meets the MDNR's standard of thoroughness and accuracy. Significant progress has been made, with final revisions completed on a number of chapters.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance. Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Key Developments

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joseph Scipioni assumed Mr. Murray's former role as President and CEO. Ian Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joseph Scipioni had joined its board of directors.

On 12 June 2008, PolyMet announced the hiring of Paul Brunfelt as division manager responsible for concentrating and crushing activities.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

On 31 October 2008, the Company announced that it had completed the strategic partnership with Glencore AG (“Glencore”) announced on 4 September 2008.

Glencore will purchase PolyMet’s production of concentrates, metals or intermediate products at prevailing market terms for at least the first 5 years of production.

An aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (“PolyMet US”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

An initial US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December 2008. US$10.0 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant. These funds will be used to complete critical engineering work and the final Environmental Impact Study (“EIS”) for PolyMet’s NorthMet Project.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

On 31 October 2008, PolyMet also announced that Stephen Rowland had joined its board of directors. Mr. Rowland has been an executive with Glencore since 1988, having begun his career in mining and metals trading with Cargill, Incorporated in Minnesota.

DFS Update

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

SELECTED ANNUAL FINANCIAL INFORMATION
	Year Ended 31 January
	(thousands of U.S. dollars including notes)
	2009		2008		2007
	$		$		$
Revenue	-		-		-
Loss for the Year	4,536	(1)	3,690	(2)	17,893 (3)
U.S. GAAP Loss for the Year	4,979		4,124		18,126
Loss per Share	(0.03)		(0.03)		(0.16)
U.S. GAAP Loss per Share	(0.04)		(0.03)		(0.16)
Total Assets	102,756	(4)	89,199	(5)	48,731
U.S. GAAP Total Assets	101,599	(4)	88,485	(5)	48,451
Long Term Debt (6)	24,006		10,834		11,853
US GAAP Long Term Debt (6)	24,256		10,834		11,853
Total Shareholders’ Equity	71,492		69,151		29,938
U.S. GAAP Total Shareholders’ Equity	70,085		68,437		29,658

(1)	Includes stock based compensation of $487.
(2)	Includes stock based compensation of $635.
(3)	Includes stock based compensation of $4,723, pre-feasibility costs of $8,844 and $1,289 for bonus shares expensed as consulting fees and office costs and corporate wages.
(4)	Increase compared to 31 January 2008 primarily due to cash proceeds from convertible debt and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(5)	Increase compared to 31 January 2007 primarily due to cash proceeds from private financing and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(6)

Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2008, 2007 and 2006. For the year ended 31 January 2009, it also includes the fair value of the convertible debt obtained from Glencore AG, net of associated costs.

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company’s reporting currency. The only material differences between Canadian and United States GAAP for the Company relates to the fact that accretion on asset retirement obligations which is capitalized under the Canadian basis must be expensed under the U.S. basis and the fair value of the conversion feature on the convertible is recorded as shareholders’ equity under the Canadian basis and as convertible debt under the U.S. basis.

Results of Operations

Comparison of the years ending 31 January 2009 and 31 January 2008

a) Loss for the Year:

During the year ended 31 January 2009, the Company incurred a loss of $4.536 million ($0.03 loss per share) compared to a loss of $3.690 million ($0.03 loss per share) in 2008. The increase in the net loss for the period was primarily attributable to:

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds
  An other than temporary impairment loss of $1,365,000 (prior year period - $1,050,000) on an investment by the Company in the prior year;
  A decrease in interest income to $154,000 (prior year period - $1,168,000) due to lower cash balances and interest rates, and
  Foreign exchange translation losses of $156,000 (prior period – gain of $566,000) as the United States dollar strengthened against the Canadian dollar in the current period while it weakened in the prior year period.

The above was partially offset by $215,000 (prior year period - $25,000) of income from rental of property and services to third parties.

General and Administrative expense in the year ended 31 January 2009 excluding non-cash stock based compensation expenses was $2,897,000 compared with $3,764,000 for the prior year period with the decrease due to lower legal costs, lower investor relations costs and lower office and corporate wage expenses as a result of no bonuses paid out in the current year as compared with the prior year period. Stock-based compensation in the current period was $487,000 (prior year period - $635,000).

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2009 was $3.290 million compared to cash used in the prior year of $2.690 million. The variance is primarily due to the cash based operating activity differences described above and changes in working capital.

Cash provided by financing activities for the year ended 31 January 2009 was $13.336 million compared with $37.533 million in the prior year. The current year activity was primarily due to funding of convertible debt by Glencore and $1.400 million of scheduled debt repayment (prior year period - $2.000 million). Other prior year activity was primarily due to the private placement which closed in April and deferred financing costs of $293,000 relating to BNPP (current year period - $49,000). In the year ended 31 January 2009 option and warrant exercises provided cash of $452,000 (prior year - $303,000).

Cash used in investing activities for the year ended 31 January 2009 was $22.776 million compared with $23.656 million in the preceding year, with the decrease being primarily the result of the cash purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a base metal mine in the prior year period, partially offset by higher engineering, project and environmental / permitting costs in the current year period.

Total cash for the year ended 31 January 2009 decreased by $12.730 million for a balance of $7.354 million compared to the year ended 31 January 2008 when cash increased by $11.187 million to a balance of $20.084 million.

c) Capital Expenditures:

During the year ended 31 January 2009 the Company capitalized $28.048 million (2008 -$26.853 million) of costs primarily directly related to site activity, the draft EIS, permitting, accrual for Milestones 2 and 4 bonus shares and permitting permitting as well as engineering and project planning costs. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $49,000 (2008 - $293,000) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Comparison of the years ending 31 January 2008 and 31 January 2007

a) Loss for the Year:

During the year ended 31 January 2008, the Company incurred a loss of $3.690 million ($0.03 loss per share) compared to a loss of $17.893 million ($0.16 loss per share) in 2007. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September 2006, the Company commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with the Company’s accounting policy in this area);
  During fiscal 2008 stock-based compensation expense was $635,000 compared to $4.723 million in the prior year due to the fact that $2.422 million of stock option costs were capitalized to mineral property, plant and equipment in 2008 (prior year period - $nil) and the timing of accounting as most of the options issued in fiscal 2008 have vesting periods while almost all of those issued in fiscal 2007 vested on issuance;
  During fiscal 2007, the Company issued $1.289 million of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and
  Interest income in the year ended 31 January 2008 was $1.168 million compared to $428,000 in the prior year period due primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

The above was partially offset by the recording of an “other than temporary impairment” loss of $1.050 million on an investment made by the Company during the year ended 31 January 2008.

General and Administrative expense in the year ended 31 January 2008, excluding non-cash stock based compensation related to incentive stock options, was $3.764 million compared with $4.251 million for the prior year. The decrease was due to the impact of the bonus shares in the prior year being greater than the increased corporate activities and higher office and corporate wage expenses in the year ended 31 January 2008 as a result of additional personnel and cash bonuses.

Foreign exchange translation gains were $566,000 for the year ended 31 January 2008 (prior year – loss of $536,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2008 was $2.690 million compared to cash used in the prior year of $12.228 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above, partially offset by an increase in prepaids in the year ended 31 January 2008.

Cash provided by financing activities for the year ended 31 January 2008 was $37.533 million compared with $13.625 million in the prior year. The year ended 31 January 2008 activity was primarily due to the private placement which closed in April 2007, $2.000 million of scheduled repayment of debt (prior year period - $1.250 million) and deferred financing costs of $293,000 relating to BNPP (prior year period - $200,000). In the year ended 31 January 2007 option

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

and warrant exercises provided cash of $15.075 million (year ended 31 January 2008 -$303,000).

Cash used in investing activities for the year ended 31 January 2008 was $23.656 million compared with $4.171 million in the preceding year, with the increase being the result of capitalization of site related costs for the full year, compared to only four months in the prior year, and the purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine.

Total cash for the year ended 31 January 2008 increased by $11.187 million for a balance of $20.084 million compared to the year ended 31 January 2007 where cash decreased by $2.774 million to a balance of $8.897 million.

c) Capital Expenditures:

During the year ended 31 January 2008 the Company capitalized $26.853 million (2007 -$23.919 million) of costs primarily directly related to site activity, the draft EIS, permitting after the completion of the DFS and the purchase of equipment including a used drill. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $293,000 (2007 - $1.397 million) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Jan. 31 2009 $	Oct. 31 2008 $	July 31 2008 $	Apr. 30 2008 $	Jan. 31 2008 $	Oct. 31 2007 $	July 31 2007 $	Apr. 30 2007 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(779)	(784)	(906)	(915)	(1,111)	(985)	(1,008)	(1,295)
Other Income (Expenses)	(7)	(437)	(649)	(59)	(798)	611	498	398
Net Loss	(786)	(1,221)	(1,555)	(974)	(1,909)	(374)	(510)	(897)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)

Significant items to report for the quarterly results are as follows:

Investment losses of $93,000, $369,000, $724,000, $179,000 and $1,050,000 were recorded in the quarters ended 31 January 2009, 31 October 2008, 31 July 2008, 30 April 2008 and 31 January 2008, respectively. There were no investment losses recorded in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1.	31 January 2009 - $73,000
2.	31 October 2008 - $80,000
3.	31 July 2008 - $172,000
4.	30 April 2008 - $162,000
5.	31 January 2008 - $39,000
6.	31 October 2007 - $80,000
7.	31 July 2007 - $125,000
8.	30 April 2007 - $391,000

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Financing Activities

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 are to be issued by PolyMet US and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and PolyMet US, including PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008 and another US$7.5 million were issued on December 22, 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

During the year ended 31 January 2009 the Company issued 312,800 shares (prior year period – 462,200) upon exercise of options for proceeds of $452,000 (prior year period -$303,000).

During the year ended 31 January 2008 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,200 shares upon exercise of options for proceeds of $303,000.

During the year ended 31 January 2007 the Company issued:

(i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

(ii)	2,193,000 shares upon the exercise of options for proceeds of $765,000, and
(iii)	2,350,000 shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Liquidity And Capital Resources

As at 31 January 2009 the Company had working capital of $3.582 million compared with $16.558 million at 31 January 2008 consisting primarily of cash of $7.354 million (31 January 2008 - $20.084 million), prepaids of $470,000 (31 January 2008 - $793,000) investments of $57,000 (31 January 2008 - $1,445,000) accounts payable and accrued liabilities of $2.797 million (31 January 2008 - $4.266 million) and the current portion of the notes to Cliffs of $1.250 million (31 January 2008 - $1.401 million). The Company expects to pay the remaining balance of $10.063 million (31 January 2008 - $10.834 million) long term notes to Cliffs and the convertible debt principal balance of $15 million from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The following table lists as of 31 January 2009 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		1 year			years
Accounts payable and	$2,797,000	$2,797,000	$-	$-	$-
accrued liabilities
Long-term debt obligations	31,790,000	1,948,000	24,157,000	2,619,000	3,066,000
Asset retirement obligation	23,556,000	337,000	927,000	1,192,000	21,100,000
Total	$58,143,000	$5,082,000	$25,084,000	$3,811,000	$24,166,000

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2009.

As at 31 January 2009 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on 17 June 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $1,000,000.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture amounting to $15 million were advanced to the Company by January 31, 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs to allow the debenture holder to obtain a mortgage over certain of the Company’s assets. In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007 and modified by the Company’s shareholders on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2009	2008	2007

Consulting fees paid to David Dreisinger, a	$56	$63	$62
Director of the Company
Consulting fees paid to James Swearingen,	-	55	60
a Director of the Company
Management fees paid to Group 4	-	81	180
Ventures, an affiliate controlled by the
Executive Chairman of the Company
Rent and office charges paid to Baja Mining	5	25	62
Corp., a company of which the Executive
Chairman was a director
	$61	$224	$364

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2009, the Company paid $56,000 (2008 - $63,000 and 2007 - $62,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2009, the Company paid $nil (2008 - $55,000 and 2007 -$59,600) to Mr. Swearingen for consulting fees primarily in connection with activities related to

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joseph Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms as least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2009, the Company paid $nil (2008 - $81,000 and 2007 -$180,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 -$53,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2009, the Company paid $5,000 (2008 - $25,000 and 2007 - $62,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Subsequent Events

Subsequent to year end, on February 17, 2009, the Company granted 1,410,000 options to directors, officers and employees with an average exercise price of USD$0.82 per option.

Subsequent to year end, the Company entered into an additional commitment related to the environmental review process for $590,000.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:
	(i)	Designating financial assets and liabilities as held for trading;
	(ii)	Designating financial assets as available for sale, and
	(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c)

Section 1535 – Capital Disclosures. Section 1535 requires entities to provide disclosure with respect to its objectives when managing capital, externally imposed capital requirements, how it manages capital and its investment policy.

d)	The adoption of Sections 1535, 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

New Accounting Pronouncements

On February 1, 2009, the Company adopted CICA Section 3064, Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. The adoption of this standard is expected to result in the Company ceasing to capitalize to mineral property, on a retrospective basis, accretion related to asset retirement obligations in its consolidated financial statements.

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2011.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of fiscal 2009. Specific initiatives are underway and others have been planned for transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources
  Management has retained the service of a major public accounting firm to provide advisory technical assistance for the project, and

  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process

  A diagnostic assessment of the key impact areas was completed;
  A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer is currently underway;
  Initial findings and observations for the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project;
  An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRS” is underway;
  The Company’s audit committee is monitoring progress and is kept informed of issues identified, and
  The Company’s external auditor is advised of the progress status and issues identified.

Management anticipates that there will be changes in accounting policies and these changes may materially impact our financial statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: As at 27 April 2009, 137,778,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 27 April 2009:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	4,010,000	3.00	13 October 2009 (Note1)
Common share warrants	4,010,000	(Note 1)	August 31, 2011
Stock options	825,000	0.55	05 July 2009
Stock options	50,000	0.65	18 October 2009
Stock options	85,000	0.54	30 March 2010
Stock options	350,000	0.70	1 May 2010
Stock options	40,000	0.78	15 June 2010
Stock options	1,540,000	1.12	19 September 2010
Stock options	200,000	0.99	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	200,000	0.95	5 December 2010
Stock options	2,900,000	2.28	20 March 2011
Stock options	325,000	2.45	19 June 2011
Stock options	300,000	3.16	1 September 2011
Stock options	75,000	2.90	22 September 2011
Common share warrants	6,250,000	(Note 2)	30 September 2011
Stock options	525,000	2.73	5 January 2012
Stock options	1,250,000	2.99	13 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012
Stock options	205,000	3.05	12 December 2012
Stock options	70,000	3.03	11 January 2013
Stock options	100,000	2.87	31 January 2013
Stock options	500,000	2.72	15 February 2013
Stock options	100,000	3.92	2 June 2013
Stock options	175,000	3.22	30 July 2013
Stock options	915,000	0.82	30 January 2014
Stock options	1,410,000	0.82	17 February 2014

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Note 1:

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Note 2:

Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume- weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 5,940,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the following risks occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Risks Relating to PolyMet’s Business

The Company’s metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, PolyMet’s work is speculative and involves unique and greater risks than are generally associated with other businesses.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program the Company has planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

PolyMet is subject to all of the risks inherent in the mining industry, including, without limitation, the following:

  Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

  Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

  Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

  A large number of factors beyond the Company’s control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

  Substantial expenditures are required to construct mining and processing facilities;

  Title to mining properties may be subject to other claims, and

  In the development stage of a mining operation, PolyMet’s mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which the Company obtains or may not be insured due to economic considerations.

PolyMet has no production history and the Company does not know if it will generate revenues in the future.

While PolyMet was incorporated in 1981, it has no history of producing minerals. The Company has not developed or operated any mines, and has no operating history upon which an evaluation of its future success or failure can be made. PolyMet currently has no mining operations of any kind. The Company’s ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including its ability to either attract a

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

partner to operate, or to successfully build and operate mines, processing plants and related infrastructure itself.

The Company is subject to all the risks associated with establishing new mining. It may not successfully establish mining operations or profitably produce metals at any of PolyMet’s properties. As such, PolyMet does not know if it will ever generate revenues.

PolyMet has a history of losses which it expects to continue into the future.

As a development stage company with no holdings in any producing mines, PolyMet continues to incur losses and expects to incur losses in the future. As of 31 January 2009, the Company had an accumulated deficit of $60,825,000. The Company may not be able to achieve or sustain profitability in the future. If it does not begin to generate revenues or find alternate sources of capital, the Company may either have to suspend or cease operations.

PolyMet may not be able to raise the funds necessary to develop its mineral properties.

The Company will need to seek additional financing to complete its development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply concentrate or metal supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on the Company’s results of operations and financial condition. It may not be able to secure the financing necessary to sustain exploration and development activities in the future. If the Company cannot raise the money necessary to continue to explore and develop its property, it will have to suspend or cease operations.

PolyMet’s actual mineral reserves and mineral resources may not conform to its established estimates.

The figures for mineral reserves and mineral resources stated in this MD&A are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of PolyMet’s mineral resources, not currently classified as mineral reserves, will ever be classified as mineral reserves under the disclosure standards of the SEC.

This MD&A discusses PolyMet’s mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as “measured resources”, “indicated resources” and “inferred resources” under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of PolyMet’s mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the United States Securities and Exchange Commission.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

PolyMet’s future activities could be subject to environmental laws and regulations which may have a materially adverse effect on its future operations.

PolyMet, like other development stage companies doing business in the United States and Canada, is subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

  protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

  remediate the environmental impacts of those exploration, development, and mining operations;

  protect and preserve wetlands and endangered species, and

  mitigate negative impacts on certain archeological and cultural sites.

The Company is required to obtain various governmental permits to conduct exploration, development, construction and mining activities at its properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within the Company’s control. In the context of obtaining permits or approvals, PolyMet must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on the Company’s business, operations, and properties and it may be unable to proceed with its exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, the Company cannot be certain that it will be able to obtain required approvals for proposed activities at any of its properties in a timely manner, or that its proposed activities will be allowed at all.

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining PolyMet’s properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect the Company’s earning power, or cause material changes in its intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect the Company’s proposed activities.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Because the price of metals fluctuate, if the prices of metals in PolyMet’s ore body decrease below a specified level, it may no longer be profitable to develop the NorthMet Project.

Prices of metals are determined by some of the following factors:

  expectations for inflation;

  the strength of the United States dollar;

  global and regional supply and demand, and

  political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for the Company to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below PolyMet’s foreseeable costs of production, the Company could cease operations.

PolyMet may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to the Company.

The Company’s businesses are generally subject to a number of risks and hazards, including:

  industrial accidents;

  railroad accidents;

  labor disputes;

  environmental hazards;

  electricity stoppages;

  equipment failure, and

  severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance the Company maintains against risks that are typical in its business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving the Company’s mining, production or transportation facilities could have a material adverse effect on its operations.

The mining industry is an intensely competitive industry.

PolyMet faces intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Company’s competitors, as a result these companies may be more diversified than PolyMet. The Company cannot assure you that the result of current or further consolidation in the industry will not adversely affect it.

In addition, because mines have limited lives the Company must periodically seek to replace and expand its reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

PolyMet is dependent on its key personnel.

The Company’s success depends on key members of management. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. PolyMet’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and it cannot be certain that it will be able to attract and retain such personnel.

PolyMet may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing its capital expenditure projects.

The Company is investing heavily in various facets of its NorthMet Project. The project is subject to a number of risks that may make it less successful than anticipated, including:

  it may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the project, and adverse mining conditions may delay and hamper its ability to produce the expected quantities of minerals.

If the Company is unable to successfully manage these risks, its growth prospects and profitability may suffer.

PolyMet may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to, among other things, deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slowdown in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. PolyMet’s access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact PolyMet’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, PolyMet’s operations could be adversely affected and the trading price of its shares could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, PolyMet is subject to the risk of loss of its deposits with financial institutions that hold its cash.

Risks Related to the Ownership of PolyMet’s Stock

PolyMet may experience volatility in its stock price.

The Company’s common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange Amex. Its shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of its common shares may be affected significantly by factors such as changes in the Company’s operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as PolyMet and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to PolyMet, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of PolyMet’s shares will not occur.

A large number of shares will be eligible for future sale and may depress PolyMet’s stock price.

The Company’s shares that are eligible for future sale may have an adverse effect on the price of its stock. As of 31 January 2009 there were 137,303,875 of PolyMet’s common shares outstanding. The average trading volume for the three months prior to 31 January 2009 was approximately 102,000 shares per day on the Toronto Stock Exchange and 297,000 shares per day on the New York Stock Exchange Amex. Sales of substantial amounts of the Company’s common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of PolyMet’s common shares, could adversely affect the market price of PolyMet’s common shares and could impair the Company’s ability to raise capital through the sale of its equity securities.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Your ownership interest, voting power and the market price of PolyMet’s common stock may decrease because the Company has issued, and may continue to issue, a substantial number of securities convertible or exercisable into its common stock.

The Company has issued common shares and options, and warrants to purchase its common shares to satisfy its obligations and fund its operations. In the future, because it currently does not have a source of revenue, the Company will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into PolyMet’s common shares to raise money for its continued operations or as non-cash incentives to its own and its subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in PolyMet will be diluted and the market price of the Company’s common shares may decrease.

Under PolyMet’s 2007 Omnibus Share Compensation Plan (the “Plan”) which was adopted on 25 May 2007, approved by the Company’s shareholders on 27 June 2007, options may be granted equal in number the greater of (i) 10% of the Company’s issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of the Company’s outstanding common shares at the time of the approval of the Plan, of which 5,940,000 common shares are reserved for issuance as awards other than options. As of 31 January 2009 options were issued or could be issued to purchase up to 13,730,387 shares. Under the PolyMet’s bonus share incentive plan (the “Bonus Plan”) for its directors and key employees approved by the disinterested shareholders at the Company’s shareholders’ meeting held on 28 May 2004 PolyMet may issue an additional 4,940,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

PolyMet has a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007 and modified by the Company’s shareholders on 17 June 2008. The Rights Plan and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without PolyMet’s board of directors’ approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of the Company’s common shares outstanding without complying with the Shareholder Rights Plan or without the approval of its Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. PolyMet has also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of the Company, even if such a change of control is more beneficial to shareholders.

Because PolyMet believes that it will be classified as a passive foreign investment company (a PFIC), U.S. holders of the Company’s common stock may be subject to United States federal income tax consequences that are worse than those that would apply if it was not a PFIC.

Because PolyMet believes that it will be classified as a passive foreign investment company (a PFIC), U.S. holders of the Company’s common stock may be subject to United States federal income tax consequences that are worse than those that would apply if it was not a PFIC,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of shares of the Company’s common stock even if the shares were held as a capital asset. See “Certain United States Federal Income Tax Consequences” in PolyMet’s Form 20-F / Annual Information Form on file with the SEC and Canadian securities authorities.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the New York Stock Exchange Amex and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company’s stock price to decrease.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicated that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”) which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Financial Instruments

Section 3855 of the CICA Handbook requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Disclosure Controls and Procedures

Management of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2009 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b)	an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company’s Management believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

Management of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2009. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected.

As at 31 January 2009, effective controls were not maintained over the accounting treatment and review of one-off transactions in the financial statement close process relating to the Company’s share bonus plan. This isolated control deficiency resulted in a non-cash increase in contributed surplus and mineral property of $2.0 million in the consolidated financial statements.

As a result, management concluded that the Company’s internal control over financial reporting was not effective as at 31 January 2009.

Other than discussed in the previous paragraph, there have been no other changes in the Company’s internal control over financial reporting during the year ended 31 January 2009 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January, 2009
US Funds

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and www.sec.gov, and at the Company’s website www.polymetmining.com.